

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

June 7, 2010

Via Facsimile (415) 984-8701 - and U.S. Mail

Peter Healy, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111-3823

Re: **IMH Secured Loan Fund, LLC**
IMH Financial Corporation
Forms 425
Filed June 1, 2010
File No. 000-52611

Dear Mr. Healy:

We have reviewed the above referenced filings and have the following comments.

Form 425 filed June 1, 2010 (Letter to Members of the Fund on May 28, 2010)

1. Please tell us what you mean by the "approved consent solicitation material." As you know, the SEC does not approve filings.

2. Note that you must avoid statements in your disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. In this respect, we note your disclosure of the litigation in which Mr. Graziadio and Mr. Mikles (or entities with which they were/are affiliated) have been involved. Please provide us support for the referenced disclosures or avoid similar statements in future filings. Also, tell us whether you believe that conducting a preliminary inquiry into the listed activities is sufficient to comply with the provisions of Rule 14a-9 and whether any additional research to obtain additional information would involve undue expense or effort.

3. On a related note, please tell us what consideration you have given to issuing supplemental disclosure that clarifies, to the extent applicable, whether you know the personal involvement of Mr. Graziadio and Mr. Mikles in any of the lawsuits listed, whether or not you are aware of the merits of each case, the dates of certain

undated events (see, for example, the references to memoranda of understanding entered into by Imperial Bank and the FDIC). We note, for example, that a simple Internet search showed the FDIC case against Imperial Bank appears to have been resolved in favor of Imperial Bank.

4.	We note your disclosure that states "LGM proposes a management fee of 2% of the current assets plus the fees collected from borrowers" (emphasis in original). This statement contradicts disclosures made by LGM on page v of its amendment No. 1 to its preliminary proxy statement filed on May 28, 2010 that "all origination, processing, servicing, extension and other related fees previously paid by the borrowers to the manager will instead be paid to the Fund." Please revise your disclosure.

5.	Refer to your "Forward-Looking Statements" legend. Please revise the legend in future filings to indicate that you will update or revise such statements to the extent required by the federal securities laws.

General

6.	We note the disclosure on page 144 of your consent solicitation/prospectus filed pursuant to Rule 424(b)(3) on May 17, 2010 regarding, among other things, the complaints of a member about the contents of the consent solicitation/prospectus. We also note that on May 17, 2010, the Fund filed a complaint in the United States District Court in Arizona seeking a declaratory judgment as to a member of the Fund and all Fund members, as a defendant class, that the Form S-4 does not contain false or misleading statements in violation of the federal securities laws, and that the Manager has acted consistent with its fiduciary duties in advancing the repositioning plan. We have been unable to locate any disclosure from the Fund regarding this complaint. Given the nature of the relief you have requested and the effect it could have on all of the members of the Fund, please tell us what consideration you have given to informing the members about the complaint by post-effective amendment, prospectus supplement or otherwise. To the extent you do not intend to inform the members about the complaint prior to the closing of the offering, please tell us why that would not constitute the omission of a material fact.

Closing Comments

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. If you require additional assistance, you may contact Justin Dobbie at (202) 551-3469 or Kathryn McHale at (202) 551-3464. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions